UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

TERAWULF Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

88080T 104

(CUSIP Number)

Bayshore Capital LLC

53 Palmeras Street, Suite 601

San Juan, Puerto Rico 00901

410-770-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 30, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88080T 104	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bayshore Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,513,644
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 17,513,644
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,513,644(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%(1)
14	TYPE OF REPORTING PERSON OO

[1]	Based on 145,577,629 shares of common stock, par value $0.001 per share (“Common Stock”), of TeraWulf Inc. (the “Issuer”) issued and outstanding as of January 27, 2023, as set forth in the Issuer’s prospectus supplement, dated February 1, 2023. Aggregate amount beneficially owned includes 1,587,302 warrants, exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer’s Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bryan Pascual
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,763,644
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 17,763,644
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,763,644 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%(2)
14	TYPE OF REPORTING PERSON IN

[2]	Based on 145,577,629 shares of Common Stock of the Issuer issued and outstanding as of January 27, 2023, as set forth in the Issuer’s prospectus supplement, dated February 1, 2023. Aggregate amount beneficially owned includes 2,500 shares of the Issuer’s Series A Convertible Preferred Stock, convertible into Common Stock at a rate of 100 shares per $1,000 of liquidation preference, and 1,587,302 warrants, exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer’s Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 4 of 7

Item 1. Security and Issuer.

This Amendment (“Amendment”) amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2021, as amended by Amendment No. 1 thereto, filed with the Commission on March 15, 2022, Amendment No. 2 thereto, filed with the Commission on September 2, 2022, Amendment No. 3 thereto, filed with the Commission on October 4, 2022 and Amendment No. 4 thereto, filed with the Commission on October 14, 2022, and the Amendment thereto, filed with the Commission on December 16, 2022 (as amended, the “Original Schedule 13D”) and is filed by (i) Bayshore Capital LLC, a Puerto Rico limited liability company (“Bayshore”), and (ii) Mr. Bryan Pascual (each, a “Reporting Person” and, collectively, the “Reporting Persons”), relating to the shares of the common stock, par value $0.001 per share (the “Common Stock”), of TeraWulf Inc. (formerly known as Telluride Holdco, Inc.), a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D.

This Amendment is being filed to disclose the entry by the Bayshore into the Voting and Support Agreement, dated as of January 30, 2023

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

On January 30, 2023, in order to increase the number of shares available for issuance by the Issuer in a public offering of common stock, the Issuer entered into an exchange agreement (the “Exchange Agreement”) with Stammtisch Investments LLC, a Delaware limited liability company (“Stammtisch”), pursuant to which Stammtisch exchanged shares of Common Stock for warrants exercisable to purchase shares of Common Stock (the “Exchange Warrants”).

The Exchange Warrants will be immediately exercisable after the Issuer’s stockholders approve amendments to increase the Issuer’s authorized shares of Common Stock from 200,000,000 to 400,000,000 (the “Common Stock Increase Amendment”).

The Issuer is also seeking the approval of its stockholders at a special meeting (the “Special Meeting”) to (i) increase the maximum number of authorized shares of preferred stock, with the par value of $0.001 per share, from 25,000,000 to 100,000,000 (together with the Common Stock Increase Amendment, the “Share Increase Amendments”) and (ii) remove the restriction on stockholder action by written consent (the “Written Consent Amendment” and, together with the Share Increase Amendments, the “Charter Amendments”).

As an inducement for Stammtisch to enter into the Exchange Agreement, the Issuer entered into a Voting and Support Agreement, dated January 30, 2023, with Bayshore, Paul Prager, Stammtisch, Lucky Liefern LLC, Heorot Power Holdings LLC, Somerset Operating Company LLC, Allin WULF LLC, Lake Harriet Holdings, LLC, Nazar Khan, Revolve Capital LLC, and Opportunity Four of Parabolic Ventures Holdings LLC A DE Series (the “Voting and Support Agreement”). Pursuant to the Voting and Support Agreement, Bayshore and such other stockholders agreed with the Issuer to vote in support of the Charter Amendments at the Special Meeting. References to, and descriptions of, the Voting and Support Agreement set forth above are qualified in their entirety by reference to the full text of the Voting and Support Agreement which is filed as Exhibit 1 hereto, and is incorporated into this Schedule 13D by reference.

Item 4. Purpose of Transaction.

The information set forth under Item 3 above is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended as follows:

References to percentage ownerships of the Common Stock in this Schedule 13D are based on 145,577,629 shares of Common Stock of the Issuer, issued and outstanding as of January 27, 2023, as set forth in the Issuer’s prospectus supplement, dated February 1, 2023.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 5 of 7

(a) and (b)

(i)	As of the date of this Amendment, Bayshore may be deemed to be the beneficial owner of 17,513,644 shares of the Common Stock (approximately 11.9% of the Common Stock), which it holds directly.

Bayshore may be deemed to have sole voting and dispositive power with respect to such shares of the Common Stock.

(ii)	As of the date of this Schedule 13D, Mr. Bryan Pascual may be deemed to be the beneficial owner of 17,763,644 shares of the Common Stock (approximately 12.1% of the Common Stock). Of such 17,763,644 shares of the Common Stock, Mr. Bryan Pascual has a beneficial ownership interest with respect to the 17,513,644 shares of the Common Stock by virtue of the BJP Revocable Trust’s position as the controlling member of Bayshore, and with respect to 250,000 shares of the Common Stock into which the shares of Series A Convertible Preferred Stock held by the BJP Revocable Trust were convertible as of March 21, 2022. Mr. Bryan Pascual may be deemed to have sole voting and dispositive power with respect to the 17,763,644 shares of the Common Stock.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Item 3 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Voting and Support Agreement, dated as of January 30, 2023, between Terawulf Inc., Paul Prager, Stammtisch Investments LLC, Lucky Liefern LLC, Heorot Power Holdings LLC, Somerset Operating Company LLC, Allin WULF LLC, Lake Harriet Holdings, LLC, Nazar Khan, Bayshore Capital LLC, Revolve Capital LLC, Opportunity Four of Parabolic Ventures Holdings LLC A DE Series.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2023

BAYSHORE CAPITAL LLC

By:	/s/ Bryan Pascual
Bryan Pascual
Chief Executive Officer, President, Secretary

By:	/s/ Bryan Pascual
Bryan Pascual

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).